UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the Notice of Annual Meeting of Limited Partners and Proxy Statement of Höegh LNG Partners LP dated August 15, 2017 for the 2017 Annual Meeting of Limited Partners to be held on September 15, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Höegh LNG PARTNERS LP
Date: August 15, 2017

/s/ Richard Tyrrell
	Name:	Richard Tyrrell
	Title:	Chief Executive Officer and Chief Financial Officer

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